UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 5, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Infineon Technologies AG

File No. 333-160601 - CF#24668

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   Infineon Technologies AG submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form F-3 filed on July 16, 2009, as amended.

   Based on representations by Infineon Technologies AG that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

     Exhibit 10.3   through May 31, 2010

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Daniel Morris
        Special Counsel